Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

06016375

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2006
WASH, D.C. 186 SECTION

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 14/2006.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

PROCESSED
AUG 3 1 2006
THOMSON
FINANCIAL

dw 8/29

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions

Coloplast

Information to the Copenhagen Stock Exchange no. 14/2006
Humlebæk, 17 August 2006

Interim Financial Statement, 3 quarters 2005/06

(1 October 2005 - 30 June 2006)

"Coloplast's operating profit for the first nine months is satisfactory. The current revenue growth should be seen in the light of the ongoing integration of our largest acquisition so far and the major organisational changes launched in order to secure Coloplast's long-term goals. The full year will also be characterised by acquisitions, divestments and restructuring," **says Sten Scheibye, President and CEO.**

- Sales grew by 13% in DKK to DKK 5,142m and 12% in local currencies. Mentor's urology business was included as of 2 June, whereas Sterling Medical Services is not included in the revenue. Including sales from Sterling total sales was DKK 5,318m. Organic growth was 9% in local currencies
- Operating profit increased in spite of significant non-recurring costs by 19% to DKK 810m, generating a profit margin of 16%
- Coloplast's share of the profit for the period after tax, minority interests and including profit from discontinued operations amounted to DKK 548m, which is DKK 163m above profit for the corresponding period last year
- Economic profit was DKK 369m compared with DKK 163m for the same period last year
- Organic growth is now expected to be 8-9%, against the previously announced 10%. The profit margin is still expected to be 12-13%. The financial objectives for 2012 remain unchanged.

Key figures and ratios, mDKK (unaudited)	**Actual 2005/06 9 months**	**Actual 2004/05 9 months**	**Indexed on 2004/05 9 months**	**Actual 2004/05 full year**
Revenue	5,142	4,569	113	6,232
Operating profit (EBIT)	810	678	119	1,000
Net financial income and expenses	-168	-106	158	-163
Profit before tax	642	572	112	837
Tax on profit for the period	-197	-179	110	-272
Coloplast's share of profit for the period	548	385	142	553
Profit margin, EBIT, %	16	15		16
Earnings per share of DKK 5, EPS, DKK	12	8		12
Return on equity, %	29	22		23
Return on average invested capital (ROAIC), %	18	16		18
Economic profit	369	163		285
PE, price/earnings ratio	29	33		33
Equity interest, %	33	41		42
Total assets	8,307	5,943		5,915
Investments in property, plant and equipment, gross	296	306		399

Attached are income statement, balance sheet, cash flow statement, statement of changes in equity, notes as well as key figures and ratios.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Accounting policies applied
With effect from the financial year 2005/06, Coloplast implemented IFRS 2, as approved for use in the European Union.

In accordance with IFRS 2 share-based compensation is measured at fair value. For cash-settled, share-based payment arrangements, options earned during the period are recognised as a staff cost at fair value, while the adjustment for fair value of options earned in previous periods is recognised as a financial item.

The fair value of options under equity-settled, share-based payment arrangements is determined at the time of allocation. The value of these options is recognised as a staff cost over the vesting period.

The purchase price for Mentor's urology business has not been finally allocated to the acquired assets. Any adjustments will be incorporated in the financial statement for the full year.

Sterling Medical Services is included in the accounts as discontinued operations and, consequently, sales by Sterling are not included in group revenue. Comparative figures have been restated.

Financial performance
In the first nine months of the year, revenue increased by 12% in local currencies and 13% in Danish kroner and amounted to DKK 5,142m. This corresponds to an organic revenue growth rate of 9% in local currencies, and the acquired urology business had a positive effect of DKK 114m.

Organic revenue growth fell slightly below expectations. The primary reason is that growth in sales of ostomy and wound care products did not accelerate in the third quarter as expected.

Economic profit (EP) was DKK 369m against DKK 163m for the corresponding period last year. EP is calculated on the basis of a weighted average cost of capital (WACC) of 6.6%, down from 6.9% for the previous year and an average invested capital of DKK 5,972m compared with DKK 5,701m for the first nine months of 2004/05.

Profit margin
Operating profit increased by 19% to DKK 810m. This corresponds to a profit margin (EBIT margin) of 16% after special items, which comprise provisions for restructuring in the USA of DKK 59m and profit from the agreement with Rochester Medical on the taking over of Coloplast's urisheath business in England of DKK 7m. Operating profit was also affected by low earnings from acquired inventories of finished products, integration costs and amortisation of acquired assets. Thus, operating profit has developed very satisfactorily.

Cost of sales increased during the period by 6% to DKK 1,950m. Costs for distribution, sales and marketing increased by DKK 231m, or 17%, to DKK 1,598m. Administrative costs increased by 10%, or DKK 53m, to DKK 580m, while costs for research and development grew by 10% to DKK 177m.

The establishment of Coloplast's production organisation, Global Operations, meant that costs of DKK 75m, which were previously included in the cost of sales, are now included in sales and marketing costs. Without this change both the cost of sales and the sales and marketing costs would have increased by 11%.

Cost of sales comprises amortisation of intangible assets acquired in connection with the purchase of the urology business of DKK 10m and DKK 31m, which may be attributable to the stocks of the urology business being acquired at market price.

Minor stock reductions affected the operating profit negatively by DKK 3m, reflecting indirect cost of sales. In the same period last year, indirect cost of sales had a negative effect on operating profit of DKK 31m.

The changes in accounting policies applied for share-based payment arrangements reduced profit by DKK 17m.

Profit
Profit for the period after tax, minority interests and results from discontinued operations was DKK 548m, which is DKK 163m up on profit for the first nine months of 2004/05. Sterling Medical Services is included with DKK 103m as a net item in the income statement under discontinued activities.

Financial expenses were affected negatively by DKK 49m for fair value adjustment of previously allocated options, against DKK 33m last year, as the share price rose from DKK 378 to DKK 433 during the period.

Financial income and expenses also include interest, exchange rate adjustments and bank charges, netting DKK 168m compared with net financial expenses of DKK 105m for the comparative period. The effective tax rate for the continuing operation was 31%.

Exchange rates
For the first nine months, the value in DKK of Coloplast's invoicing currencies was, on average, 1 percentage point above the level of last year. This was primarily due to the increase in the exchange rates of USD and GBP vis-à-vis DKK.

Balance sheet
The balance sheet total increased during the period by DKK 2,392m to DKK 8,307m following the acquisition of Mentor's urology business.

Intangible assets and property, plant and equipment, inventories and trade receivables all increased as a result of the acquisition of Mentor's urology business.

Growth in assets was financed by bank loans, which saw a net increase of DKK 1.7bn, and through application of Coloplast's own liquidity. The increase in bank loans meant that equity fell by 9 percentage points during the period to 33%. Holdings of cash and securities were reduced by DKK 755m.

Investments
Gross investments in property, plant and equipment of DKK 296m were somewhat below the DKK 306m invested last year and accounted for 6% of revenue.

In Zhuhai, China, Coloplast has leased a 100,000 sqm site for a new facility. The facility will be built in three stages and will cover more than 50,000 sqm when complete. The first stage will comprise 20,000 sqm and be operative in June 2007. The investment for the first stage is expected to be around DKK 80m.

Cash flow
Free cash flow was negative DKK 2,142m, down from positive DKK 580m in the corresponding period last year. Less acquisitions and divestments, free cash flow came to a positive DKK 443m.

Cash flow from operations was DKK 738m, which is DKK 137m less than last year, especially as a result of tax payments and increased trade debtors.

Payment of dividend to shareholders amounted to DKK 162m, and own share purchases netted DKK 152m, including exercise of employee share options. Long-term debt was reduced by DKK 70m.

Overall, interest-bearing debt increased by DKK 2,469m, primarily as a result of acquired business.

Buyback programme
During the period, holdings of own shares increased by 286,550 shares, bringing holdings at the end of the period to 1,890,799 shares, which is slightly above 4% of the class B share capital. The shares were acquired in the first quarter under the buyback programme, which has subsequently been suspended.

Outlook
Coloplast adjusts its expectations for the 2005/06 organic revenue growth, which is now expected to be 8-9% after the divestment of Sterling Medical Services and the acquisition of Mentor's urology business. The profit margin (EBIT) is still expected to be 12-13%.

Previously, Coloplast has announced that the 2005/06 organic revenue growth was expected to be approx. 10%.

The reason why sales are now expected to grow by only 8-9% is that growth in sales of ostomy and wound care products did not pick up as expected in the third quarter of the financial year, and we do not expect that this will be compensated for by growth in sales during the remaining part of the financial year. A number of new products have been launched in the last quarters, and they are expected to have the potential to strengthen growth in 2006/07.

The acquisition of Mentor's urology business is expected to increase revenue in 2005/06 by DKK 450m, while the divestment of Sterling Medical Services will reduce revenue by approx. DKK 170m for the full year.

The expected operating profit of 12-13% is maintained although the financial effects of the acquisition of Mentor's urology business is expected to be approx. DKK 120m higher in 2005/06 than originally expected. The financial effects include lower earnings from acquired inventories of finished products (approx. DKK 100m), amortisation of acquired assets (approx. DKK 50m), non-recurring costs in connection with the integration of Mentor's urology business in Coloplast (DKK 60-80m) and relocation costs in the USA of approx. DKK 60m. Synergies are still expected to contribute DKK 5-10m this financial year.

Gross investments in property, plant and equipment (buildings, machinery and operating equipment) are expected to amount to DKK 400-500m in 2005/06, of which DKK 0-100m have been earmarked for investments in the acquired urology business. The tax rate for 2005/06 is expected to be approx. 29%.

In October 2005, the British healthcare authorities proposed changes to the arrangements for payment for products and services on the British markets for ostomy, continence care and wound care products. The first consultation period ended in January 2006.

Subsequently, the dialogue between authorities, interested parties and businesses has made the British Department of Health carry out yet another consultation on the ostomy and continence care area and consultation responses must be returned by 11 September 2006. This process is about service standards and product categorisation and, the authorities are later going to undertake a consultation on reimbursement rates and payment for services.

As a leading supplier of medical articles in England, Coloplast intends to participate in the consultation round both directly and through the trade associations. It is impossible to say when any changes resulting from the current consultation round may be implemented and what effect they may have, but they are not expected to have any impact on Coloplast's business in 2005/06.

As regards the wound care area, the British healthcare authorities have reduced the reimbursement price for certain traditional products. Coloplast's wound dressings are not included.

Following the German healthcare reform, Coloplast expects the health insurance funds to settle new reimbursement prices for the continence care area after the close of the financial year.

The business objectives for 2012 remain unchanged:

- A doubling of economic profit at least every five years towards 2012 based on the financial year 2004/05
- A revenue of at least DKK 15bn
- A profit margin (EBIT margin) of at least 17%.

Heavy fluctuations in the exchange rates of important currencies, significant changes in the healthcare sector or major changes in the world economy may affect the company's possibilities of achieving the long-term objectives and fulfilling expectations for the year. Moreover, the company's financial outcomes may be affected.

Business areas

Total revenue for the business areas was DKK 5,142m, corresponding to a 12% growth in local currencies compared with the same period last year. Revenue from the

acquisition of the urology business is included at an amount of DKK 114m, net.

Ostomy care
Gross revenue from Coloplast's ostomy products increased during the period by 8% in local currencies to DKK 2,102m. In the first quarter, an analysis was made of the global ostomy market, the value of which was estimated to be in the region of DKK 9-9.5bn with an annual growth of 1-3%. Thus, Coloplast has an estimated global market share of approx. 28%.

Coloplast expected growth in ostomy product sales to increase in the second half of the year, but this has not yet happened. However, sales grew more than the market growth and, thus, the ostomy care business continued to win market shares. Sales through HSC have now been stabilised.

Open ostomy bags with **Hide-away** closure and bags with convex adhesive continued to drive growth significantly. The **Easiflex** product range is still showing strong growth after four years in the market, supported by new line extensions. The newly launched **Assura** ostomy bag with double filters also reported sound growth during the last quarter.

A whole new product platform for ostomy bags, **SenSura**, is being tested in Holland. The test marketing is proceeding according to plan. **SenSura** has been developed in cooperation with users and more than 400 nurses from all over the world to create a new standard for ostomy care with special focus on increased security for the user. With **SenSura**, a whole new generation of adhesives is launched and, at the same time, other significant functions have been improved.

At the end of the period, Coloplast launched a new type of fistula pouch, Fistula & Wound Management System, that can treat fistulas in exuding wounds. So far, the product is only being marketed in the USA. Coloplast has not previously marketed products of this type, and the potential market for fistula pouches corresponds to just under 2% of Coloplast's existing market for ostomy products. The product is sold to hospitals, which use it in their treatment of patients for up to three months at a time. So far, the response from the American customers has been very positive.

Urology and continence care
Gross revenue from Coloplast's continence care products came to DKK 1,374m, corresponding to a 16% growth in local currencies. Information on the business development, including gross revenue and sales growth, only comprises Coloplast's existing continence care business.

Sales of catheters, urine bags and urisheaths all grew, driven by a good development in all major markets. **SpeediCath** and **SpeediCath** Compact catheters for intermittent bladder evacuation were the key growth drivers, but the sale of urine bags also contributed.

In the first quarter, **SpeediCath** Complete was launched. The product is a **SpeediCath** catheter built into a collecting bag, a ready-to-use set typically used when there is no access to toilet facilities. The new urisheath, **Conveen** Optima, which has been launched in England, Belgium and Holland, has been positively received, and in May 2006, Coloplast received an award for the user friendliness and innovative design of the product from the Association for Continence Advice, which is a British member organisation for health care professionals. Last year, Coloplast received the same award for **SpeediCath** Compact.

Integration of Mentor's urology business
The acquisition of Mentor's urology business was completed on 2 June 2006 following the approval by the competition authorities. With the acquisition, Coloplast has increased its product portfolio in the growing market for catheters and is now a leading, global supplier of a broad range of urology devices for hospitals, urology wards and the primary care sector. At the same time, the company strengthens its position in the USA and Europe and, thus, it creates a platform for further global growth.

In connection with the acquisition of Mentor's urology business, Coloplast has entered into an agreement with Rochester Medical Corp. and Mentor, according to which Rochester will take over the rights to Mentor's urisheaths

in Great Britain. The deal will generate a return of DKK 7m for Coloplast.

A special function has been established which will coordinate the integration work in order to ensure progress, while focus on customers and growth is maintained.

As announced previously, it has been decided to unite Coloplast's activities in the USA by moving sales, marketing and joint functions from Marietta, Georgia, and Santa Barbara, California, to Minneapolis, Minnesota, where Coloplast now has its largest concentration of employees in the USA. Operations in Mankato, Minnesota, and Oklahoma City, Oklahoma, will remain unchanged, and the breast care activities in the USA will not be affected by the relocation either.

Moreover, it has been decided to unite the sales activities in a number of other markets.

Wound and skin care
Gross revenue from Coloplast's skin and wound care products grew by 7% in local currencies and came to DKK 891m. Sales growth was influenced by the fact that general growth in the major European markets for wound care products continued to fall. Especially the sale of products with anti-bacterial effect was affected, and growth in this part of the market has now fallen to approx. 20%. During the period, Coloplast strengthened its sales effort to support growth, however, these initiatives are not expected to have an effect until the next financial year. Sales of skin care products grew satisfactorily.

In March 2006, Coloplast launched the **Biatain - Ibu** wound dressing containing the pharmaceutical Ibuprofen, which may alleviate pain in chronic wounds. Ibuprofen is released from the dressing directly into the wound. Hence, the dressing may help many people suffering from painful wounds during wound healing. The product is now marketed in Germany, Switzerland, Ireland, Sweden, Holland and Denmark and will be launched in several European markets during the rest of 2006. Responses from the markets where the product has been launched have been very positive.

Breast care
Coloplast's gross revenue from breast care grew by 5% in local currencies to DKK 368m. Even though growth has slowed somewhat, most markets saw sales increases, including the USA. A new generation of breast forms contributed to the sales increase.

Geographical markets
Reporting of revenue development in the geographical markets does not include acquired business.

Europe
Revenue in Europe grew by 8% in local currencies to DKK 4,186m. Coloplast's revenue growth was higher than the market growth on the European market, but was affected by sales in the wound care and ostomy products being lower than expected. The situation at HSC in Germany was responsible for part of the shortfall in growth compared with last year. Moreover, prices for ostomy products in the German market were reduced as at 1 January 2005. Therefore, the basis for comparison was high in part of the comparative period.

North and South America
In the Americas, revenue came to DKK 501m. Excluding sales through Sterling Medical Services, sales grew by 18% in local currencies. Sales in the USA accounted for the main part of the region's sales. Coloplast continues to win market shares in the US ostomy market, and sales growth was as expected.

The divestment of Sterling Medical Services to McKesson Corporation was completed on 14 April 2006. In order to support Coloplast's long-term strategy to become a global market leader within the selected business areas, Coloplast and McKesson entered into a cooperation agreement in the second quarter of 2005/06 on the distribution of Coloplast's ostomy and continence care products in the USA. The agreement should be seen as an integrated part of Coloplast's strategy to increase distribution on the American market.

Rest of the world
Revenue from the rest of the world came to DKK 341m, reflecting a 14% increase in local currencies. Japan and Australia are the

biggest markets outside Europe and the Americas. Sales through Coloplast's own sales subsidiaries as well as sales through independent distributors grew.

Organisation

Svenn Poulsen, Senior Vice President for the Urology & Continence Care Division, will be leaving Coloplast on 31 August 2006 to take up the position as CEO of the Contex Group. Anne Mette Olesen, Vice President for Commercial Development in the Urology & Continence Care Division, has been appointed acting Senior Vice President.

Executive Management reduced

Coloplast's Board of Directors has decided a number of organisational changes resulting in a reduction from five to three members of Executive Management. A Global Management Group consisting of nine Senior Vice Presidents supports Executive Management.

The purpose of the changes is to ensure a fulfilment of the objectives and strategies of the group towards 2012. The objectives include a high organic growth and additional expansion through acquisitions. Management is of the opinion that the new organisation with a more distinct allocation of responsibilities will also ensure the integration of the recently acquired Mentor urology division.

Coloplast's core business areas are organised in a matrix-like structure; sales regions being responsible for sales performance and product divisions for strategy and product development. Until now the responsibility for the matrix has been split between Christian Jørgensen and Lars Rasmussen, both Executive Vice Presidents. In the future the responsibility for the matrix rests with Lars Rasmussen, and as a consequence hereof Christian Jørgensen will resign within a few months. The breast care division is not affected by the changes.

At the same time Executive Vice President Carsten Lønfeldt has agreed with the company to bring forward his retirement, making it possible for him to concentrate on external board duties. Carsten Lønfeldt will leave Coloplast during the autumn 2006 after almost 20 years with the company, most recently as responsible for the acquisition of Mentor's urology division. Carsten Lønfeldt will be taking part in the implementation of the abovementioned organisational changes.

The changes imply that Executive Vice President Lene Skole will assume responsibility for business development, corporate procurement and facility management. In the future Corporate HR and the recently established Global Operations organisation will report directly to Chief Executive Sten Scheibye.

The changes will take effect immediately and Executive Management will after the resignation of Christian Jørgensen and Carsten Lønfeldt consist of Sten Scheibye (Chief Executive (CEO)), Lene Skole (Chief Financial Officer (CFO)) and Lars Rasmussen (Chief Commercial Officer (CCO)).

Global Management Group includes the following members:

- SVP Graham C. Sethna, Region Europe North
- SVP Bernd-Thomas Hohmann, Region Europe Central
- SVP Vincent Junod, Region Europe South
- SVP Jan R. Frederiksen, Region Americas
- SVP Vagn Heiberg, Region Asia Pacific
- SVP Nicolai Buhl Andersen, Ostomy Care Division
- Acting SVP Anne Mette Olesen, Urology & Continence Care Division
- SVP Finn Ketler, Wound & Skin Care Division
- SVP Jørgen Bundgaard Hansen, Global Operations

Key figures and ratios (unaudited)

1 October 2005 - 30 June 2006

	Group		Group
	mDKK		*mDKK*
	2005/06	*2004/05*	*2004/05*
	9 months	*9 months*	*Year*
Income statement			
Revenue	5.142	4.569	6.232
Research & development costs	177	161	215
Operating profit before amortisation and depreciation (EBITDA)	1.105	934	1.348
Operating profit (EBIT)	810	678	1.000
Net financial income and expenses	-168	-106	-163
Profit before tax	642	572	837
Coloplast's share of profit for the period	548	385	553
Revenue growth			
Annual growth in revenue, %	13	7	8
Increase consists of:			
Organic growth, %	9	8	8
Currency effect, %	1	-1	0
Acquired business, %	3	0	0
Divested business, %	0	0	0
Balance sheet			
Total assets	8.307	5.943	5.915
Invested capital	8.063	5.560	5.386
Net interest-bearing debt	3.336	1.089	867
Equity	2.737	2.463	2.512
Cash flow and investments			
Cash flow from operations	738	875	1.353
Cash flow from investments	-2.880	-295	-434
Acquisition of tangible assets, gross	296	306	399
Cash flow from financing	-385	-266	-446
Free cash flow	-2.142	580	919
Key figures			
Profit margin, EBIT, %	16	15	16
Return on average invested capital (ROAIC), %	18	16	18
Ecconomic profit	369	163	285
Return on equity, %	29	22	23
Ratio of net debt to EBITDA	2,27	0,87	0,64
Interest cover	13	11	11
Equity interest, %	33	41	42
Rate of debt to enterprise value, %	14	6	5
Book value per share, DKK	57	51	52
Share data			
Share price	433	358	378
Share price/Book value per share	8	7	7
PE, price/earnings ratio	29	33	33
Dividend per share, DKK	-	-	3,50
Pay-out ratio, %	-	-	29
Earnings per share, EPS, DKK	11	8	12
Free cash flow per share	-45	12	19

Income statement (unaudited)

1 October 2005 - 30 June 2006

Notes		Group mDKK 2005/06 9 months	2004/05 9 months	Index
1	Revenue	5.142	4.569	113
	Cost of sales	-1.950	-1.831	106
	Gross profit	**3.192**	**2.738**	117
	Distribution, sales and marketing costs	-1.598	-1.367	117
	Administrative expenses	-580	-527	110
	Research and development costs	-177	-161	110
	Other operating income	30	19	158
	Other operating expenses	-5	-5	100
	Separate items	-52	-19	
1	**Operating profit**	**810**	**678**	119
2	Financial income	32	30	107
3	Financial expenses	-200	-136	147
	Profit before tax	**642**	**572**	112
	Tax on profit for the period	-197	-179	110
	Net profit for the period continuing operations	**445**	**393**	113
8	Net profit for the period discontinued operations	103	-7	-1.288
	Profit for the period	**548**	**386**	142
4	Minority interests	0	-1	0
	Coloplast´s share of profit for the period	**548**	**385**	**142**
	Earnings per Share (EPS)	12	8	
	Earnings per Share (EPS), not adjusted for own shares	11	8	

Balance sheet (unaudited)

At 30 June 2006

		Group		
		mDKK		
Notes		*At 30 Jun 06*	*At 30 Sep 05*	*At 30 Jun 05*
	Assets			
	Acquired patents and trademarks	721	17	11
	Goodwill	969	327	302
	Software	118	147	121
	Other rights	909	0	0
	Prepayment for intangible assets and intangible assets in progress	8	5	16
	Intangible assets	**2.725**	**496**	**450**
	Land and buildings	1.130	1.127	1.125
	Plant and machinery	622	569	461
	Other fixtures and fittings, tools and equipment	228	211	221
	Property, plant and equipment in progress and prepayments for property, plant and equipment	303	181	300
	Property, plant and equipment	**2.283**	**2.088**	**2.107**
	Investment in associates	4	2	1
	Other investments	10	6	7
	Deferred tax asset	168	160	121
	Investments	**182**	**168**	**129**
	Fixed assets	**5.190**	**2.752**	**2.686**
	Inventories	**960**	**698**	**794**
	Trade receivables	1.620	1.224	1.234
	Receivables from associates	6	6	7
	Other receivables	138	99	108
	Prepayments	49	37	46
	Receivables	**1.813**	**1.366**	**1.395**
	Marketable and securities	**11**	**334**	**142**
	Cash and bank balances	**333**	**765**	**926**
	Current assets	**3.117**	**3.163**	**3.257**
	Assets	**8.307**	**5.915**	**5.943**

Balance sheet (unaudited)

At 30 June 2006

Notes		Group mDKK		
		At 30 Jun 06	*At 30 Sep 05*	*At 30 Jun 05*
	Liabilities			
	Contributed capital	240	240	240
	Reserve for exchange rate adjustments	-42	3	0
	Fair value reserve	-78	-109	-100
	Proposed dividend for the year	0	162	0
	Retained earnings	2.617	2.216	2.323
	Equity	**2.737**	**2.512**	**2.463**
4	**Minority interests**	**1**	**2**	**1**
	Provision for pensions and similar liabilities	126	80	81
	Provision for deferred tax	64	61	26
	Other provisions	14	14	10
	Provisions	**204**	**155**	**117**
	Mortgage debt	425	489	488
	Other credit institutions	1.172	1.237	1.297
	Other payables	34	57	47
	Deferred income	239	167	172
	Long-term liabilities	**1.870**	**1.950**	**2.004**
	Mortgage debt	3	5	5
	Other credit institutions	1.840	67	194
	Trade payables	333	300	284
	Income taxes	264	127	80
	Other payables	940	633	651
	Deferred income	115	164	144
	Short-term liabilities	**3.495**	**1.296**	**1.358**
	Short-term and long-term liabilities	**5.365**	**3.246**	**3.362**
	Liabilities	**8.307**	**5.915**	**5.943**

9 Contingent items

Cash flow statement (unaudited)

1 October 2005 - 30 June 2006

Notes		Group mDKK 2005/06 9 months	Group mDKK 2004/05 9 months
	Operating profit	810	678
5	Adjustment for non-cash operating items	294	226
6	Changes in working capital	-38	184
	Ingoing interest payments, etc.	32	38
	Outgoing interest payments, etc.	-135	-102
	Company tax paid	-225	-149
	Cash flow from operations	**738**	**875**
	Investments in intangible assets	-21	-48
	Investments in land and buildings	-15	-43
	Investments in plant and machinery	-159	-247
	Adjustments of tangible assets under construction	-122	-16
	Fixed assets sold	25	66
	Divestment of operations	221	0
	Purchase of operations	-2.806	0
	Investmens in other investments	-3	-7
	Cash flow from investments	**-2.880**	**-295**
	Free cash flow	**-2.142**	**580**
	Dividend to shareholders	-162	-140
	Dividend to minority interests	-1	-5
	Investment in own shares	-152	-59
	Financing from shareholders	**-315**	**-204**
	Financing through long-term loans	-70	-62
	Cash flow from financing	**-385**	**-266**
	Net cash flow for the period	**-2.527**	**314**
	Liquidity at 1 October 2005	1.028	555
	Adjustment, exchange rate	0	0
	Change in liquidity for the period	-2.527	314
7	**Liquidity at 30 June 2006**	**-1.499**	**869**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

Statement of changes in equity (unaudited)

Group	Contributed capital		Reserve for exchange rate	Reserve for fair	Dividend	Retained earnings	Equity total
mDKK	A shares	B shares	adjustments	value			
1.10.2004 - 30.06.2005							
Balance at 1.10.2004 as reported in annual report	18	222	0	-39	140	2.016	2.357
Effect of changes in accounting policies						-52	-52
Restated value at 1.10.2004	18	222	0	-39	140	1.964	2.305
Hedging against interest risks				-81			-81
Effect of hedging on deferred tax				23			23
Hedging against exchange rate risks				-4			-4
Effect of hedging on deferred tax				1			1
Net gain/loss not recognised in income statement	0	0	0	-61	0	0	-61
Dividend paid out for 2003/04					-140		-140
Tax value of loss on employee shares							0
Profit for the period						414	414
Own shares purchased						-85	-85
Own shares sold						26	26
Dividend on own shares							0
Adjustment of opening balances and other adjustments relating to subsidiaries						4	4
Balance at 30.06.2005	**18**	**222**	**0**	**-100**	**0**	**2.323**	**2.463**
1.10.2005 - 30.06.2006							
Balance at 1.10.2005 as reported in annual report	18	222	3	-109	162	2.276	2.572
Effect of changes in accounting policies						-60	-60
Restated value at 1.10.2005	18	222	3	-109	162	2.216	2.512
Hedging against interest risks				40			40
Effect of hedging on deferred tax				-11			-11
Hedging against exchange rate risks				2			2
Effect of hedging on deferred tax				0			0
Net gain/loss not recognised in income statement	0	0	0	31	0	0	31
Dividend paid out for 2004/05					-162		-162
Tax value of loss on employee shares							0
Profit for the period						548	548
Own shares purchased and loss from exercised options						-149	-149
Own shares sold						0	0
Adjustment of opening balances and other adjustments relating to subsidiaries			-45			2	-43
Balance at 30.06.2006	**18**	**222**	**-42**	**-78**	**0**	**2.617**	**2.737**

1. Segment information

Primary segment - business activities
Group, 2005/06

mDKK	**Medical Care + Breast Care**		**Not Allocated costs and eliminations**		**Total**	
	2005/06	*2004/05*	*2005/06*	*2004/05*	*2005/06*	*2004/05*
Revenue	5.142	4.569	0	0	5.142	4.569
Operating profit for segment	1.069	879	-259	-201	810	678

Notes (unaudited)

	Group mDKK 2005/06	2004/05
2. Financial income		
Interest income	23	16
Exchange-rate adjustments	0	7
Fair-value adjustments transferred from equity	9	7
Total	**32**	**30**
3. Financial expenses		
Interest expense	111	99
Fair-value adjustments from share options	49	33
Exchange-rate adjustments	36	0
Other financial expenses	4	4
Total	**200**	**136**
4. Minority interests		
Minority interests at 1.10.2005	2	5
Acquisitions	0	0
Share of net profit from subsidiaries	0	1
Dividend paid	-1	-5
Minority interests at 30.06.2006	**1**	**1**
5. Adjustment for non-cash operating items		
Depreciation	295	256
Gain on sale of fixed assets	1	-9
Change in provisions	-2	-21
Total	**294**	**226**
6. Changes in working capital		
Inventories	38	123
Trade receivables	-177	-49
Other receivables	-1	9
Trade and other payables	102	101
Total	**-38**	**184**

	Group mDKK 2005/06	2004/05
7. Liquidity		
Marketable securities	11	142
Cash	1	1
Bank balances	332	925
	344	1.068
Utilised credit facilities, short term	-1.843	-199
Total	**-1.499**	**869**
8. Discontinued operations		
Profit for the period until transfer of control;		
Revenue	176	217
Cost of sales	-100	-117
Gross profit	**76**	**100**
Distribution, sales and marketing costs	-52	-68
Administrative expenses	-29	-37
Operating profit	**-5**	**-5**
Financial expenses	0	0
Profit before tax	**-5**	**-5**
Tax on profit for the period	4	-2
Profit for the period	**-1**	**-7**
The discontinued operations affected the income statement as follows:		
Profit for the period until transfer of control	-1	-7
Gain on sale of discontinued operations	135	0
Tax on gain on sale	-31	0
Effect on profit for the period	**103**	**-7**
The discontinued operations contributed the following cash flows in the period:		
Cash flow from operations	-17	0
Cash flow from investments	-6	-11
Cash flow from financing	22	10
Cash flow from discontinued operations	**-1**	**-1**

9. Contingent items

Contingent liabilities

At 30 June 2006 the parent company had guaranteed loans raised by Group enterprises and associates of mDKK 359 (2003/04 mDKK 425).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earnings.

Income statement, quarterly (unaudited)

		Group									
		mDKK		mDKK		mDKK		mDKK		mDKK	
		2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
Notes		*Q1*	*Q1*	*Q2*	*Q2*	*Q3*	*Q3*	*Q4*	*Q4*	*Year*	*Year*
1	Revenue	1.646	1.496	1.635	1.462	1.861	1.611		1.663		6.232
	Cost of sales	-618	-640	-599	-559	-733	-632		-612		-2.443
	Gross profit	**1.028**	**856**	**1.036**	**903**	**1.128**	**979**		**1.051**		**3.789**
	Distribution, sales and marketing costs	-513	-461	-511	-444	-574	-462		-486		-1.853
	Administrative expenses	-185	-168	-177	-160	-218	-199		-167		-694
	Research and development costs	-58	-56	-58	-50	-61	-55		-54		-215
	Other operating income	6	13	8	2	16	4		-4		15
	Other operating expenses	-3	-2	0	-3	-2	0		-11		-16
	Separate items	0	0	0	-17	-52	-2		-7		-26
1	**Operating profit**	**275**	**182**	**298**	**231**	**237**	**265**		**322**		**1.000**
2	Financial income	8	32	5	-13	19	11		18		48
3	Financial expenses	-47	-66	-101	-7	-52	-63		-75		-211
	Profit before tax	**236**	**148**	**202**	**211**	**204**	**213**		**265**		**837**
	Tax on profit for the period	-72	-51	-56	-66	-69	-62		-93		-272
	Net profit for the period continuing operations	**164**	**97**	**146**	**145**	**135**	**151**		**172**		**565**
8	Net profit for the period discontinued operations	0	-2	-5	-2	108	-3		-3		-10
	Profit for the period	**164**	**95**	**141**	**143**	**243**	**148**		**169**		**555**
4	Minority interests	0	-1	0	-1	0	1		-1		-2
	Coloplast´s share of profit for the period	**164**	**94**	**141**	**142**	**243**	**149**		**168**		**553**
	Earnings per Share (EPS)	4	2	3	3	5	3		4		12